Filed by Duke Energy Corporation
                         Pursuant to Rule 425 under the Securities Act of 1933
                                      And Deemed Filed Pursuant to Rule 14a-12
                                     Under the Securities Exchange Act of 1934

                                    Subject Company: Duke Energy Holding Corp.
                                                Commission File No. 333-126318

                                                      PREPARED REMARKS AND Q&A
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Duke Energy Corporation Analyst Meeting                      September 15, 2005
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1

CORPORATE PARTICIPANTS
 Julie Dill
 Duke Energy Corporation - VP Investor and Shareholder Relations

 Paul Anderson
 Duke Energy Corporation - Chairman and CEO

 Fred Fowler
 Duke Energy Corporation - President and COO

 David Hauser
 Duke Energy Corporation - Group VP and CFO

 Jim Rogers
 Cinergy Corporation - Chairman and CEO

 Tom O'Connor
 Duke Energy Corporation - Group VP and Integration Executive



 PRESENTATION



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 Julie Dill - Duke Energy Corporation - VP Investor and Shareholder Relations


Good afternoon. For those of you here with us today - welcome to Charlotte - and for those of you joining by webcast - we're glad you could listen in. Our speakers for today's presentation are Paul Anderson, Chairman and CEO of Duke Energy Corporation, Jim Rogers, Chairman and CEO of Cinergy Corp, David Hauser, Group Vice President and Chief Financial Officer of Duke Energy Corporation and Tom O'Connor, Integration Executive at Duke Energy.

Let me just briefly review what our agenda is going to be here today. Starting right now, we'll have a general overview of the strategy with Paul Anderson. At about 1:30, we'll turn the podium over to Jim Rogers to look at the overall power strategy and we'll take a break as soon as Jim is completed with that. At that time, we are going to have a survey placed on your places, at each of your seats. And so, I would appreciate if you could take the time, it's about 5 or 6 questions, and you can just leave those for us.

After the break, we'll have David Hauser talk about the financial objectives of the new Duke Energy. Tom O'Connor will follow him at about 3:15 with integration efforts and then we'll have a Q&A, and we'll have that for about an hour. But we will have a hard stop at 4:45. I know many of you have flights that you have to catch. Just a quick reminder, if you could please turn your cell phones and your BlackBerrys to vibrate it would be very much appreciated.

Before we begin with our prepared remarks let me read to you the Safe Harbor
Statements:

This presentation and our discussion today will include statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of the securities laws, and include statements regarding benefits of the proposed merger, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.

These factors are referred to in the written presentation and there are other factors that may affect the future results of Duke and Cinergy which are set forth in their respective filings with the Securities and Exchange Commission. The written presentation and such filings are available at (www.duke-energy.com/investors) and Cinergy's website:
(www.cinergy.com/investors) and are filed with the SEC.

In addition, today's discussion includes certain non-GAAP financial measures as defined under SEC Regulation G. A reconciliation of those measures to the most directly comparable GAAP measures will be made available on Duke Energy's and Cinergy's investor relations websites at www.duke-energy.com and www.cinergy.com.

Following our prepared comments we will take questions from the folks in the room with us. Since this is being webcast, I will ask that you wait to ask your question until we can get a microphone to you. And our apologies to those of you joining us by phone as we will not be able to accommodate your questions today.

With that, I'll turn the presentation over to Paul Anderson.



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 Paul Anderson - Duke Energy Corporation - Chairman and CEO


 There is an old adage - to truly understand where you are going you must first remember where you've been. So if you will indulge me, I would like to begin by taking a quick look at what we have accomplished over the last couple of years. As many of you know, Duke Energy faced many challenges when I arrived at the end of 2003. We set out a clear plan to put these challenges behind us and moved quickly to achieve our goals. Today we can proudly say that Duke Energy is back on the right track.

We successfully completed a program to stabilize our business which included divesting non-strategic assets across several of our businesses. The proceeds from these asset sales coupled with solid business results were used to reduce debt and build a strong balance sheet. We successfully resolved a number of regulatory and legal issues facing the company which allowed management to focus on running our businesses more efficiently and looking for ways to grow earnings.

The team at DENA worked very hard to reduce the mark-to-market contract exposure from our disqualified hedges and these exposures were essentially mitigated by the end of 2004.

All of these actions resulted in maintaining our investment-grade credit ratings and our dividend. And we not only delivered on our earnings expectations, we exceeded them by a solid margin.

The Duke Energy team worked very hard and the results are clear. We began 2005 back in control of our destiny and set out to build on our strengths.

The real strength of Duke Energy lies in its portfolio of assets that cannot be duplicated by anyone, anywhere, at any price. These businesses have been built over a long history and enjoy a market position that is unmatched in our industry. This is the real foundation of the company.

We have pipeline assets that deliver gas to the higher growth markets. Our joint venture in Field Services is the number one producer of natural gas liquids. Duke Power delivers power to our customers at rates which are 20% below the national average. And, our international business continues to improve returns and will have an outstanding 2005.

Yesterday, we made the announcement that we intend to exit the DENA business, except for the Midwest assets, over the next 12 months. The Midwest assets use the most efficient technology for gas-fired generation and will serve an important role in delivering power to the Midwest markets.

As I mentioned earlier, Duke Energy made a concerted effort to strengthen our balance sheet and maintain investment-grade credit ratings. We have a strong cash position and we have been busy finding ways to use that cash to enhance the overall value of the enterprise. You may have heard me say before that I don't like a lazy balance sheet.

We have the team to put our balance sheet to work, pursue the market opportunities that will grow this company and deliver shareholder value for the long term.

Let me assure you that it's not just the executive suite that gets the job done. We have a deep bench of talent throughout our organization and we will rely on their good ideas and desire to make Duke Energy an industry leader. You've met many of the business heads at Duke Energy but they are supported by outstanding teams who deliver results.

Duke Energy has a long history as portfolio managers. You've seen us buy and sell assets and businesses through a variety of business cycles. Actively managing this portfolio is part of our long-term strategy.

Let me remind you what our strategy is. We will actively manage a portfolio of energy businesses and an affiliated real estate company to create superior value for our customers, employees, communities and investors through the production, conversion, delivery and sale of energy and energy services in the Americas. The strategy is specific in scope but flexible in execution.

This portfolio approach means we are constantly evaluating our asset positions with respect to market dynamics and long-term value. It's not what the assets or businesses are doing for you today but what their future holds and whether or not it ties in with the long-term vision and goals of the company.

Are market conditions favorable or unfavorable for future success? Does it fit into the long-term vision for the company? Does it provide long-term value for our shareholders? These are just a few of the questions we ask ourselves every day.

We have been buyers and sellers of assets and businesses in recent history. The past 18 months have been very focused on the sell side of the equation. We sold our Asia-Pacific business and divested underperforming and deferred merchant generation assets at DENA in 2004. Earlier this year, we sold our interest in TEPPCO and moved to a 50/50 partnership with ConocoPhillips in the Field Services business. And now we are preparing for the next major step in growing Duke Energy by combining with Cinergy.

This merger will build a strong electric business serving 3.7 million customers in five states. The combined electric businesses will be one of the largest in the country. This business coupled with our significant gas business will make Duke Energy a premier energy company with the ability to operate in both regulated and deregulated markets, and strategically positioned to serve growing infrastructure needs.

As we discussed yesterday, the Board of Directors has approved a plan to exit the merchant generation business other than the Midwest assets. Let me give a brief update to those of you who did not hear yesterday's call.

Over the past eighteen months we have made incredible strides to make DENA profitable. We have cut the trading book by more than half and reduced our generation portfolio by over two-thirds. And as you know we have been resolutely exploring options to create a sustainable model for this business. The merger with Cinergy certainly helped us by dealing with a significant part of the portfolio - namely the Midwest assets.

In the West however, we've had difficulty finding a workable solution because of the size and complexity of the legacy positions in the trading book. And the Northeast assets, on their own, are simply too small from a `critical mass' standpoint to sustain. We believe we've explored all of the options currently available to us and concluded that achieving our objective of reaching breakeven EBIT by the end of 2006 is not realistic without taking on an extraordinary level of additional risk. Therefore, we think it is best, from a shareholder value standpoint, to exit the business.

We expect to fully exit the remaining business over the next 12 months and our Day 1 impact from an earnings standpoint will be a net charge of approximately $1.3 billion pre-tax, or about 88(cent) per basic share. This charge will be considered a special item for the quarter just like the gain of 59(cent) per basic share related to the sale of TEPPCO in the first quarter. Additionally, we will recognize a gain in the third quarter of approximately 39(cent) per basic share on the transfer of a 19.7% ownership interest in Duke Energy Field Services to ConocoPhillips which will also be considered a special item.

Overall, this decision provides several benefits to the company. It will result in improved ongoing earnings from our continuing operations in the future. Duke Capital's credit risk profile will also significantly benefit. Our long-term liquidity position will improve as we eliminate the current collateral position. And, we expect the net effect on cash to be positive.

Part of this decision also took into account whether we should simply build our unregulated business off of Cinergy's commercial platform or combine the two companies and then rationalize the operations. By choosing the former, we would be able to accelerate the synergies associated with this business prior to actually completing the merger. Tom will talk in more detail about this subject later this afternoon.

This is all we will cover on the DENA exit decision today. We have decided it's time to move on and put our efforts where they can provide more value for our shareholders. It's time for a fresh start and time to focus on those businesses that will be a part of Duke Energy's long-term strategy.

Our pipeline system consists of over 17,500 miles of transmission pipelines in the U.S. and Canada. This transmission system is linked with over 250 Bcf of gas storage in both the supply area and the market area. We also serve 1.2 million retail customers through our Union Gas business in Ontario.

Our pipeline and storage assets are primarily concentrated in the east due to our roots in the Texas Eastern and Algonquin systems. In British Columbia, we own and operate some of the world's largest sour gas gathering and processing facilities and a strategically located pipeline. As part of the restructuring at Field Services, the joint venture recently transferred several gas processing assets in Alberta to the pipeline side of the business and ConocoPhillips transferred to DEGT its Empress system. We like our position in the west, and would like to grow it further.

One of the outstanding characteristics of the pipeline business is that our customer base continues to be willing to enter into long-term contracts. Our average contract life on the U.S. pipelines serving the Northeast is approximately 8 years. Gulfstream averages 20 years and Maritimes & Northeast 12 years. Our Western Canadian operations typically have a much shorter contract life, which is currently about 4 years.

The gas transportation business continues to see steady demand growth in the Northeast as a result of load expansion at local distribution companies fed by new homes and conversions. And while we don't expect much new electric generation to be built, we do expect increased gas burn will occur at existing facilities over time.

Based on available forecast data, we expect demand in our key eastern markets to grow by 2 - 3% annually through 2010. Duke Energy's pipeline businesses have a market share in these regions ranging from 25 - 50%.

A cornerstone of our strategic position is our access to growing markets and expanding supply basins throughout North America. This "strength of geography" has been a key focus for the pipeline business over the last few years, and is enhanced by our significant natural gas storage position which provides system flexibility and reliability for our customers.

While there may be some opportunities for consolidation in the pipeline business, they certainly won't be as numerous as what we expect to see in the electric sector because a significant amount of consolidation has already occurred. Growth opportunities in this business are more organic.

You might recall we started talking about the opportunities we saw with LNG in mid-2004. In December, we had an investor chat which laid out our strategy with respect to LNG supplies and now we are beginning to see some activity that supports that strategy. We expect LNG to play a major role in the North American gas supply outlook. Globally, large stranded gas reserves and a continuous decline in LNG production costs favor an LNG solution. By 2015, LNG imports are expected to provide about 14% of gas supplies versus 2% today.

The introduction of LNG supply represents a fundamental change in how and where natural gas will be brought to the market, and that creates a clear opportunity for new infrastructure investment in the Northeast U.S., Southeast U.S. and Canadian Maritimes. To date, we have signed precedent agreements with two projects in the Canadian Maritimes and three projects on the Eastern seaboard. Our Algonquin system already has a working relationship with the Distrigas LNG facility near Boston. In fact, we've already seen an increase in volumes from that facility.

We believe natural gas storage will be key to managing LNG supplies. We will continue to expand our gas storage capabilities to handle these new volumes. Our current efforts are focused on expanding storage at our Dawn Hub, Egan, Accident and Saltville facilities.

In addition to adding LNG-related infrastructure, we are expanding in our higher growth southeast markets. We recently completed the Patriot extension on the East Tennessee system and are now looking at another expansion project in that region, Jewell Ridge. Our Western Canadian pipeline operations are also expanding to keep pace with local production increases in British Columbia. These assets have the added benefit of being well positioned to handle any Alaskan or McKenzie Delta gas supplies should these pipelines get built.

Over the next few years, our gas transmission business could spend over $1 billion to construct the facilities to provide the required services for these projects.

We've mentioned over the last few months that one of the growth opportunities we are evaluating is the formation of a Canadian Income Trust. The primary difference between these trusts and the MLP structure in the U.S. is that Canadian Income Trusts are not restricted in terms of lines of businesses that can be conducted through this vehicle. You'll recall that MLPs are restricted to energy creation or transportation. Trusts are for everything - from packaged foods to casinos.

Structurally, the manager or operator is not the owner of the general partnership but rather is an entity that has a management agreement with the Trust. Therefore, there is a different governance and fee structure than found in your typical MLP.

It's important to note that Canadian Income Trusts are a much larger component of the Canadian market than MLPs are in the U.S. We are looking at this option, as one of many, in more aggressively capitalizing our Canadian assets.

All combined, our Field Services business has about 58,000 miles of pipeline and 57 processing plants, which produce about 370,000 barrels a day of NGLs.

We have the largest critical mass of assets in this sector and the most geographically diverse. On a producing region basis, we may not be the top processor in every region but we maintain a significant presence in all of the major producing regions.

The petrochemical and refining industries are by far the largest consumers of natural gas liquids. These two industries use about 75% of NGL supply. Residential and commercial consumers are the next largest group of end-users demanding about 15% of the supply.

Field Services is the number one producer of natural gas liquids in North America and almost twice the size of its nearest competitor when measured by NGL production. About two million barrels a day of NGLs are produced by gas plants in the U.S., and Field Services has a 20-percent share of this market.

The gas processing business is considered a must-run industry. With demand for natural gas and NGLs growing steadily, our Field Services operation is poised to handle this growth through the optimization of the existing asset portfolio of processing plants and gathering systems.

Field Services also anticipates further growth and consolidation opportunities in the midstream sector and will look to add to their asset base as required to serve customers' needs. But as always, we will be very disciplined in our approach, ensuring this growth is profitable on a long-term basis.

You should also be aware that our 50% joint venture affiliate, Duke Energy Field Services, expects to file an S-1 to form a publicly held master limited partnership this week that will own and operate midstream energy assets. Once the S-1 is filed, you will be able to review the MLP's business strategies and competitive strengths.

While Jim will cover the strategy for the electric side of the business I would like to review some highlights of the merger.

First, this combination will bring together two strong business operations. It will increase the already solid earnings and cash flow contribution from our regulated portfolio and is accretive to earnings. It will also provide some geographic diversity in terms of weather and customers to our earnings profile. Longer term, this transaction could allow us to modernize CG&E's fleet as environmental regulations become more stringent on coal plants.

Cinergy's unregulated generation portfolio, which is largely coal-fired, will gain fuel diversity when combined with DENA's Midwest generation assets, which are fueled by cleaner burning natural gas. Duke's combined cycle and peaking facilities will also enhance flexibility and reliability for the combined unregulated generation fleet.

By combining these two operations, we will be able to realize significant cost savings which will approach $300 million by the third year. Tom will provide more detail around the cost savings and the costs to achieve during his presentation.

This merger puts Duke Energy on a new path with respect to the power business. The successful integration of our two companies will provide the scalable platform needed to participate in future consolidation of the electric sector.

2007 will be the first full year of operations after the merger closes and we expect to deliver ongoing earnings of $2 per diluted share that year. Using 2007 as a base, we anticipate ongoing earnings growth in the neighborhood of 4
- 6% on a diluted basis. David will talk about this in more detail, but yes, we will change to reporting earnings on a diluted basis in 2006.

The level of earnings growth from 2007 is supported by our existing businesses and the organic growth opportunities we see there. Obviously, depending on market opportunities that follow, this earnings growth could be increased.

This merger gives the power side of the business significant scope and scale. On a stand-alone basis, the power business would be the 4th largest in North America using an implied market capitalization. Our gas business already is the largest based on implied market cap. More importantly, this merger establishes a solid platform for future growth for both power and gas.

This future growth will be supported by a strong balance sheet, which gives us flexibility in choosing financing options that provide the greatest value, such as the Income Trust structure contemplated for our Canadian gas business.

The success of this merger will be critical in setting the stage to pursue these growth opportunities. This is the first step in creating an electric platform for the future and we have to get it right. We have an exceptional energy business and we're eager to take it to the next level.



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 Jim Rogers - Cinergy Corporation - Chairman and CEO



Before I move into the slides, let me provide some context for why we believe this combination holds such great strategic value for the stakeholders of both companies. The merger of Duke and Cinergy is occurring at a time of great uncertainty - but also great opportunity - in our industry.

Over the past decade, we've seen our industry make a strong move toward deregulated power markets. We've also seen unprecedented volatility in these markets. It has ushered in a "back to basics" movement in which dividend paying, regulated utilities came back into investor favor, and "pure merchant" players either substantially retooled their business model or disappeared from the scene altogether.

Today, the industry remains firmly entrenched somewhere between regulation and deregulation, with retail competition having essentially come to a halt but wholesale competition continuing to take incremental - albeit uneven - steps forward. Successful companies will be those that are well positioned to succeed in both regulated and competitive markets.

Other trends complicate this evolution of our nation's power markets. The inputs associated with the cost of generating electricity - natural gas, coal, and emission allowances -have all experienced huge cost increases in the past couple of years, and significant volatility in these inputs has become the norm, not the exception.

At the same time the price of coal and natural gas has been rising, the EPA has continued to tighten environmental restrictions on coal-fired generation. These restrictions have led utilities to spend, or to propose to spend, substantial capital to bring older coal units into compliance with the new regulations or to find technologically innovative solutions - such as IGCC - that use coal to produce electricity in more environmentally benign ways.

Similarly, a renewed focus on reliability after the blackout of August 2003 has led utilities to take a hard look at increased capital investment in an aging transmission and distribution infrastructure, and the telemetry that supports that infrastructure.

I believe this will be the landscape for our industry for the foreseeable future. It is a landscape with great opportunities for success for certain companies. In my view, the companies that succeed in this environment will be companies with large balance sheets; with good fuel diversity; with low cost operations and a solid track record of customer satisfaction; companies with strong management teams and a deep and talented bench; with superior regulatory expertise; and companies experienced in operating in both regulated and competitive power markets.

Ladies and gentlemen, the new Duke Energy WILL BE one of those companies! While both Duke and Cinergy are strong companies on a stand-alone basis, this transaction will substantially enhance our ability to be successful in dealing with the challenges I have outlined.

We are bringing together two premier, franchised, electric utility platforms. Duke Energy and Cinergy are both experienced utility companies with longstanding records of supplying reliable service to their customers at costs below the national average. Both Cinergy and Duke Power have long traditions of providing exemplary customer service and have been nationally recognized for their excellence in this regard. This solid history of providing superior customer service will be enhanced as a result of the transaction. This will happen because we will combine the best practices of both companies to deliver the very highest level of service to our customers.

The combination will permit the elimination of duplicative functions and systems. The resulting cost efficiencies and economies of scale across the combined entity will ultimately yield benefits to our stakeholders. Pursuing the "best practices" from each company will enhance our combined operations.

We will own and operate a strong portfolio of utility businesses with 3.7 million retail electric customers and 500,000 retail gas customers in North Carolina, South Carolina, Ohio, Kentucky and Indiana. The retail electric businesses will have more than 26,000 megawatts of generation and broad operational experience. Greater customer diversity will result in reduced sensitivity to short-term business volatility arising from the economy, weather or other factors.

Both Duke Power and Cinergy view low rates and superior customer service as an investment in future constructive regulatory outcomes. The combined company will operate in five states that all have constructive regulatory frameworks. The two companies' will bring their combined regulatory expertise to bear in dealing with the complexities of regulation and the interplay of regulation and deregulation at state and federal levels.

Our larger, diversified regulated platform will present expanded reinvestment opportunities related to our future generation needs and modernization and expansion of our transmission and distribution systems.

We intend to provide superior operational efficiency, service and reliability. And, we will leverage the size and corresponding productivity improvements to the benefit of retail customers and shareholders. We will not compromise service or reliability.

Both Duke Power and Cinergy have deep, experienced, and committed management teams. I believe the combination of the people of these two companies will create tremendous value for all stakeholders in the future.

Our aspiration for this business is that it consistently ranks within the top decile for:

         1.   low costs
         2.   generation performance
         3.   reliability, and
         4.   customer satisfaction

We will continue to work with regulators to develop solutions that benefit both customers and shareholders, and we will work with the local communities as a partner in their economic development efforts.

In the Southeast, our regulated operations will include Duke Energy's franchised electric business unit - Duke Power. It generates, transmits, distributes and sells electricity in Piedmont and western North Carolina and upstate South Carolina.

In the Midwest, the regulated operations are conducted through:

PSI Energy, a vertically integrated and regulated electric utility that provides service in 69 of Indiana's 92 counties;

The Cincinnati Gas & Electric Company (or CG&E), a combination electric and gas Ohio public utility company that serves the metropolitan Cincinnati region. CG&E's generation is deregulated and is, therefore, not depicted on this slide.

Our other Midwestern utility is The Union Light, Heat and Power Company (ULH&P), a combination gas and electric utility serving northern Kentucky. ULH&P is about to become a vertically integrated company for the first time as a result of the transfer by CG&E to ULH&P of 1100 megawatts of generation, which we expect to finalize this year.

You can see the generation mix for both Cinergy and Duke on this slide, with the next slide presenting it on a combined basis.

With gas prices at historically-high levels, we're seeing firsthand the importance of having a diverse fuel mix. Diversification of generation will enable the consolidated company to avoid a disproportionate reliance on particular fuel types, and mitigates our exposure to the economic and environmental risks associated with each type of fuel.

The Duke-Cinergy combined fleet of over 26,000 megawatts, which will be 52% coal, 19% nuclear, 19% gas and oil, and 10% hydro, is very similar to the overall industry's total fuel mix. Coal remains the primary fuel source for electric generation in the U.S. The total cost of generating power using coal, including fuel and O&M, is significantly lower than natural gas. And, generally, the total costs for coal generation and nuclear generation are comparable.

In addition to fuel diversity, this mix of assets also provides dispatch and operating benefits that allow us to match the corresponding load requirements of our customers.

Cinergy and Duke have been consistent performers when it comes to keeping O&M costs down. In 2003, Cinergy and Duke were both in the top 10 of lowest cost generators, placing first and ninth, respectively. Our combination will create tangible cost efficiencies and economies of scale across the combined entity. Pursuing sets of "best practices" learned over time from within each company will enhance our ability to further reduce costs.

Keep in mind that these costs reflect all types of generation. If we were to exclude Duke's nuclear non-fuel O&M costs, their average cost would drop to about $4 per megawatt hour.

Duke Power's non-fuel O&M and production costs for its seven nuclear units rank second best among nuclear operators. We are firm believers in the long-term busbar cost advantages offered by nuclear technology. Nuclear does not emit air pollutants or greenhouse gases, and we believe public support for nuclear generation is growing. We also think it's possible to satisfy the conditions for new nuclear construction in this country.

Together, we sold over 127,000 gigawatts of power to our retail customers in 2004.

Within the combined company, the breakdown of our customers by class will continue to be approximately evenly split between Residential (33%), Commercial (30%) and Industrial (34%).

During this time of relative economic uncertainty, it is important to note that our industrial customers represent a diverse mix from primary industry to retail products.

Finally, while the economy has struggled over the last few years, we have seen consistent growth in our customer base and electric retail sales. We anticipate continued organic load growth on the order of 1.5 to 2% per annum over the next 5 years.

We believe our leadership in economic development will continue to play a key role in the organic growth of our service territories.

Both companies have been independently recognized for leadership with regards to the service provided to our customers. It is this type of consistent, outstanding performance that will enable the combined company to continue this culture of excellence.

As you can see, both companies' call centers have been certified by J.D. Power for providing outstanding customer service. Both companies scored well in the most recent J.D. Power's residential customer satisfaction survey. And we both do well with our manufacturing and institutional customers, with Duke being ranked 3rd and Cinergy being ranked 12th nationally out of 60 competitors in the Key Accounts National Benchmark.

In this industry, providing quality service to our customers MUST be a priority, as the results affect each one of our stakeholder groups.

Keeping costs down translates directly into lower rates for our customers. Across all customer classes, the rates charged by both Cinergy and Duke are below the national average. In our experience, low rates combined with high customer satisfaction lead to constructive regulatory outcomes.

Our combined rate base will total approximately $15.4 billion. Let me take a few moments to break that figure down so that you can see how we have arrived at this amount:

First, in the Carolinas, the calculated total rate base is approximately $9.5 billion. This is split by two-thirds in North Carolina ($6.27 billion) and by one-third in South Carolina ($3.23 billion).

For Ohio, electric transmission and distribution rate base, a total approximately $1.1 billion, including an existing authorized rate base of $808 million plus an additional $276 million for the proposed rate base additions under the pending electric distribution rate case.

For gas in Ohio, the current authorized rate base is just over $400 million.

In Indiana, we are authorized to receive recovery on over $3.6 billion in rate base.

Finally, in Kentucky, our combined electric and gas authorized transmission and distribution rate base, together with our pending gas distribution case and the transfer of the 1,100 megawatts of generation from CG&E to ULH&P at net book value, total almost $700 million.

Over the next three years, 2006 to 2008, we project that the combined companies will invest an additional $8.1 billion in its regulated operations. Keep in mind that almost 25% of this capex amount is related to environmental projects.

So you can see our regulated operations are strong businesses providing our retail customers with low-cost power and outstanding customer service and reliability. Now I'd like to turn your focus to the commercial side of the power business.

The combination of these two commercial platforms integrates the assets of two organizations: Coal-fired, baseload generation and gas-fired, combined cycle and peaking generation. By doing so, we will significantly enhance our overall operating profile to more-efficiently match our capacity with a greater variety of market demands and we will achieve cost savings as we combine the separate generation assets into a larger portfolio.

The addition of DENA's generating plants in the Midwest will significantly modernize our existing commercial fleet. These assets will add 3,600 megawatts of practically-new capacity to our existing, albeit older, commercial plants in this region. Collectively, on an output-based weighted average, the age of these units will fall from 32 to 19 years.

We will also be well-positioned to succeed in the still-evolving competitive supply markets. The transaction will give the combined company significant generation assets that straddle the seam between PJM and MISO with pricing optionality in both energy markets. By doing so, we will be better able to benefit from future opportunities in restructured markets, specifically in Ohio upon expiration of the rate stabilization plan in December 2008.

Because of the way in which it is stacked by generation type, with a large foundation of economical baseload and mid-merit coal generation coupled with smaller layers of flexible combined cycle and peaking capacity on top, I have taken to referring to this particular graphic, somewhat fittingly, as our "wedding cake."

Specifically, the portfolio will include 2,667 megawatts of baseload coal capacity, 939 megawatts of mid-merit coal, 2480 megawatts of combined-cycle-gas-turbine capacity and 1,500 megawatts of peaking capacity. This portfolio will afford us the ability to offer a broader array of shaped-load products within the competitive supply markets.

As you can see, the combination of DENA's gas-fired with Cinergy's coal-fired generation creates a complementary asset mix. The combination of these assets provides a number of important benefits.

First, it diversifies the combined commercial generation assets, with the corresponding benefits of owning generation with differing cost, operating and dispatch characteristics.

Second, this diversification of generation enables the consolidated company to avoid a disproportionate reliance on particular fuel types, and mitigates our exposure to economic and environmental risks associated with each type of fuel.

Third, consolidation of the ownership of generation located in the same region allows for more conventional types of savings resulting from the consolidation of operations and the elimination of duplicative functions.

As stated earlier, over the last ten years we have seen both the regulated model and the merchant model come in and out of favor. In my judgment, to be successful over the long-term, it will be important to have operations in both the regulated and competitive supply markets.

This transaction will enhance our ability to withstand the inevitable volatility of energy markets and persistent tightening of environmental regulations. The combined company will have a portfolio of regulated energy companies that will give it a strong base of reliable regulated earnings and a more stable balance sheet. However, it will also have the ability to take advantage of opportunities in the competitive supply markets. This flexibility will position us to deliver superior growth over time.

Geographically-speaking, our commercial plants are located in one of the nations' most active competitive-supply markets. To demonstrate the size of this opportunity, both of the RTOs that serve this region (PJM and MISO) are each more than twice the size of the California market.

Recently updated supply and demand forecasts indicate that the industry's excess capacity is slowly being worked off. Reserve margins have peaked and are presently in decline - to approximately 25% on a weather-normalized basis.

In addition, you can see that the Cinergy plants are clustered along the Ohio River, ensuring cost-effective and reliable access to eastern coal supplies.

Going forward, we view our marketing and trading operations as a vehicle for providing modest upside to our other businesses. We think these businesses are natural extensions of our low-cost Midwest commercial fleet and our physical gas delivery, transportation and storage activities.

Our marketing and trading operations will employ a conservative, low-risk focus. We will have narrow parameters for risk, offered products and committed capital. We will strive to achieve recurring earnings from these businesses over time.

Our focus will be strictly near-term. As it is with Cinergy today, in power trading, 97% of all contracts have a duration of less than one year; with 98% for gas trading. In fact, over 90% of Cinergy's power and gas transactions have terms of less than 6 months.

We also will have measures in place to monitor the credit quality of our trading counterparties. Today, 93% of Cinergy's trading portfolio exposure is with investment-grade entities.

To tie this all together for you today, I'd like to leave you with 4 key points, all of which relate back to the concept of stable earnings growth over time:

First of all, the new company will be better positioned to grow organically through the combined strength of our diversified, franchised businesses.

Secondly, we will continue to grow our earnings through the investments that we plan to make in our combined operations. By doing so, we will be focused on system growth and reliability in the form of new generating capacity, environmental investment and the modernization of the delivery system.

The cost savings realized through the merger will be transparent and will accrue to both our customers and our shareholders. In addition, we fully expect to realize additional, ongoing cost savings from the institution of best practices going forward.

Finally, from a competitive supply standpoint, we will also reap the benefits of fuel, asset and geographic diversification. This will be especially important in the Midwest, where Duke's gas-fired generation will complement Cinergy's coal-fired generation. Our low-risk marketing and trading businesses will continue to contribute to earnings, year after year.

How does all of this tie together? Well, the bottom line is that this merger will result in a greater contribution of more stable earnings from the regulated businesses of the combined company, lowering the corporation's overall risk profile.

This additional scale and scope of both the electric and gas businesses and the substantial percentage of stable earnings will create the financial strength to participate in the continuing consolidation of the utility sector.

As many of you know, the teams from Cinergy and Duke have been working hard over the last couple of months preparing the various regulatory filings. So far, we have filed merger applications in all five State jurisdictions. We have filed our 203 application with FERC and filed our initial Joint Proxy with the SEC. And we have already received "early termination" under Hart-Scott-Rodino.

We expect that our special shareholder meetings will be held sometime in the fourth quarter.

We also expect to receive federal and state regulatory approvals in the first quarter of 2006.

All of which would put us in a position to close during the first half of the year.



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 Julie Dill - Duke Energy Corporation - VP Investor and Shareholder Relations


Thanks Jim. Jim mentioned that the older he gets the more he knows he needs to listen more and talk less, and he finished 30 minutes ahead of schedule, so he must really be getting old. He does have a birthday next week. You have a birthday next week. I have a birthday as well. We share our birthdays, but anyway we are early for a break so we'll go ahead and take that. And if I could ask you all to be back, we'll have a hard start again at 2:15 and we'll start over again here with David Hauser. Thank you. (Break)

Excuse me. Can I get everyone to start gathering again? While we're doing that I just would like to recognize the people that help pull all this together for us. Kim Parsons, our event planner, my assistant Mary Pope and Joe Crapster are out of the Duke Energy IR team helped pull all this together, so my special thanks to them and I hope you've enjoyed the facilities.

You will find on your table the quick little survey that I hope that you will take and you can just leave it for us here. Of course the $2.00 bill is yours to take, and this is not payment to fill out the survey. But if you would either leave it on the table or leave it on the registration table with Mary at the end I'd appreciate that. I also wanted to make sure that you know I'm sure you've seen Duke's executives around, and there were many too many to name as well as several of the executives from Cinergy, so hopefully you've had a chance to visit with some of them.

So with that I'm going to turn the presentation over to David Hauser and let him talk to you about the financial implications of the new Duke Energy.


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 David Hauser - Duke Energy Corporation - Group VP and CFO


I'd like to begin today with a look at Duke Energy's earnings profile before and after the merger. This first slide is Duke Energy's ongoing earnings profile for the full year 2005 and has been adjusted for the changes related to the DENA exit decision.

As expected you can see that our utility and pipeline businesses are the largest contributors of ongoing earnings before interest and taxes, or EBIT, at 38% and 36%, respectively. For our Franchised Electric business, we expect segment EBIT for 2005 to be at, or slightly below, 2004's reported EBIT. But, they remain on target to meet their segment EBIT growth of 0 to 2% for the 2005 to 2007 time period.

Natural Gas Transmission continues to expect its ongoing annual EBIT growth rate to be in the range of 3 - 5% for the 2005 to 2007 time period. The recent transfer of Field Services' Canadian assets and acquisition of the Empress system from ConocoPhillips will put us at the high end of this range for 2005.

The next single largest contributor is Field Services at 11%. We have split Field Services' contributions for the first half of the year - which was recorded as EBIT - from the second half of the year which will be recognized as equity earnings. Here you can see the contribution is 6% for EBIT in the first half of the year, or $295 million. Equity earnings will contribute about 5% for the second half, or approximately $200 million, which is net of interest expense. As we have explained, the change to equity earnings is due to moving to a 50/50 partnership.

Our international operations are expected to have an exceptional year as a result of foreign exchange and high commodity prices at National Methanol and will contribute about 8% to ongoing EBIT. Going forward, we expect DEI's business to normalize and grow at a compounded rate of 2-3% off of their 2004 base. Crescent Resources, our real estate business, is expected to deliver 2005 results, including any discontinued operations, that will be at or slightly higher than 2004, which was approximately $250 million, for a contribution of about 7% to EBIT.

We did not include Other EBIT in the pie chart because it primarily represents corporate overhead for the company but does include certain parent-level activities and some minor businesses such as DukeNet Communications and the wind-down of Duke/Fluor Daniel.

In addition, we anticipate including those DENA business activities that will not be transferred to discontinued operations in Other EBIT. We are still evaluating this but we will know whether these amounts remain as a business segment or can be reported in Other EBIT in time for third quarter earnings. These business activities include the Midwest assets, certain contracts and corporate allocations, and the remaining DETM business that has yet to be wound down.

As we have discussed during the last two quarters' earnings calls, we have put the mark-to-market fluctuations associated with the de-designated hedges at Field Service in Other EBIT for the remaining term of those contracts, which will be completed in 2006. Those that terminate in 2005 are considered special items and those that terminate in 2006 are included in ongoing earnings.

The hedging sensitivity is also unchanged for the last half of 2005. A 1(cent) per gallon move in NGLs equates to a $5 million move in equity earnings at Field Services, partially offset by approximately $4 million in Other EBIT for the last six months of 2005.

We expect Other EBIT now to be approximately $310 million in expenses, excluding the mark-to-market fluctuations related to the de-designated hedges.

The guidance for Other EBIT does not reflect any insurance impacts associated with Hurricane Katrina. We do not anticipate significant losses on our systems but we do not know the status of the other members in our energy industry mutuals.

Since we will not provide 2006 numbers until the end of the year, we will give you a full-year view for this year by combining our 2005 forecasts to get a sense of what the combined companies will look like.

As you can see, on a combined basis, the most notable changes in the profile are the contribution from the utility group which increased from 38% to 46% and the addition of Cinergy's commercial group which will contribute about 5% to combined ongoing EBIT.

The ongoing EBIT contribution from our combined gas businesses, the pipelines and gas processing, was reduced from a total of 47% to 38%; however, we see growth opportunities in the near term to be in these segments of our business. With the increased flexibility of our balance sheet, we should be able to take advantage of attractive market opportunities which will add to the earnings growth potential for each of our gas businesses.

Overall, Duke Energy's earnings profile will still be largely balanced between our North American gas and power businesses, which make up about 90% of our ongoing earnings.

It's not very meaningful for us to talk about our earnings expectations specifically for 2006 since it will be a hybrid year. However, current consensus street estimates for Duke for 2006 are $1.72. For Cinergy the street consensus is $2.97. If you were to pro-forma the numbers for the entire year with no synergy or purchase accounting adjustments, the addition of Cinergy to Duke would result in $1.77 earnings per share for the combined entity. Therefore, the merger is 5(cent) per share accretive before any synergies based on street estimates, and of course, as Paul mentioned earlier, we expect to deliver ongoing earnings of $2 per diluted share in 2007.

As a result of the decision to exit the DENA business excluding the Midwest assets, we are adjusting our earnings per share target for incentive purposes. Our original target for 2005 was $1.60 per basic share. The revised incentive target for 2005 is now $1.65 per basic share. On a diluted basis, this would be $1.59 per share. As Paul mentioned earlier, we will be reporting EPS on a diluted basis beginning in 2006.

We are looking at ongoing EPS growth in the near term which takes us from the $1.59 per share target for 2005 to $2 per share estimated for 2007. Using these end points you can see that for this time period, we expect to have annual ongoing earnings per share growth of approximately 12%.

The primary factors for this accelerated growth should be no surprise. First, we are adding the earnings from Cinergy's businesses and recognizing a portion of the expected synergies in the first two years. Our existing businesses will also continue their plans to pursue organic growth opportunities. Our decision to exit the DENA business will reduce losses in the near term. The other major item contributing to this earnings growth will be the roll off of hedges related to our Field Services business, which will be completed in 2006.

With this in mind, we can clearly see our way to attaining the $2 per diluted share in 2007 and maintaining our financial strength to pursue future growth.

From that base, we expect long-term ongoing EPS growth of approximately 4 - 6% on an annual basis. We will continue to benefit from realizing additional synergies from the merger, but the biggest drivers for long-term earnings growth will be the continued growth of the regulated utility business and the expansion of our gas businesses.

Our ability to pursue these market opportunities will be enhanced by the added flexibility of a much stronger balance sheet.

Cash generation of the combined companies is very solid whether we look at funds from operations or EBITDA.

We have told you that our current target is an approximate 70% dividend payout ratio. This transaction and the associated dividend increase maintain that concept, so you can expect an average payout ratio of 70% going forward.

In the near term, we anticipate using a portion of our current cash position to meet our synergy targets with respect to the costs to achieve those targets. Tom will speak in more detail about this subject in just a moment.

The other large cash flow item is capital expenditures. Looking at preliminary capex forecasts for 2007, we expect to spend about $4.7 billion in total. About $2.1 billion of the total is categorized as maintenance capex and approximately $800 million is focused on environmental spending. The current forecast for expansion capital is approximately $1.8 billion. Our utility, pipeline and real estate businesses will be the primary users of expansion capex over the next few years. As you are well aware, the numbers I have just given you will go through extensive review before they actually become budgets and will no doubt change based on market opportunities.

In addition to the decision to exit the remaining DENA business, the merger with Cinergy also improves our overall risk profile. We will have a greater contribution to earnings and cash flows from regulated businesses and a significant portion of the merchant business at Cinergy is contracted.

Before I discuss the financing nodes, let me remind you that the new Duke Energy will be incorporated in Delaware. This should be viewed positively as Delaware's corporate laws are very well developed and considered to be strong in the governance area.

This slide illustrates the organization of the financing nodes under the new Duke Energy Corporation. As you can see, we are not expecting to issue new debt at the holding company level, but only at the subsidiary levels.

It's important to note that the debt to cap structures you see on this slide do not reflect any allocation of purchase accounting adjustments to Cinergy or its subsidiaries.

On a combined basis, the balance sheet will result in a debt to total capitalization of approximately 43% by 2007. This is a much lower debt percentage than the current capital structure at Duke Energy as we will be issuing approximately 310 million common shares at the time of closing with Cinergy. The FFO interest coverage of the new entity will be approximately 5.5 times which should result in strong investment grade credit ratings.

Below Duke Energy Corporation, you can see the first level of financing nodes
- at Duke Capital, Duke Power and Cinergy.

Under Duke Capital, you can see we will maintain pipeline financings at the appropriate level for regulatory purposes. Westcoast and Union Gas are currently the largest issuers under Duke Capital. We may also issue project-related debt at various subs under Duke Capital as appropriate.

On the electric side of the business, Duke Power will be a sub of Duke Energy Corporation. The ratings you see on this slide are the current credit ratings at Duke Energy. It bears repeating that it is Duke Energy's intent to remain obligated at the Duke Power level for the existing senior unsecured debt of Duke Power and for the servicing of this debt to occur at the Duke Power level.

Under the Cinergy node, we anticipate CG&E and PSI will continue to finance their operations at their respective legal entity level.

Each of these nodes is currently investment grade and, on a go-forward basis, we would look to improve or maintain our current credit ratings at these levels.

First of all, I would like to reiterate that there will be no change to Duke Energy's current valuations. Since Duke Energy is the acquirer, its balances will be carried over at historical costs.

Cinergy's generation assets and other non-regulated businesses will be affected by purchase accounting requirements. We do not intend to fair value Cinergy's regulated businesses, except for pension plans.

We estimate goodwill will increase by approximately $4.2 billion, as a result of the difference between the purchase price and the necessary purchase accounting adjustments.

My first objective is to maintain the company's financial strength. As I mentioned before, our goal is to improve or maintain our investment-grade credit ratings. We will also maintain sufficient levels of liquidity to effectively manage our day-to-day operations and manage the balance sheet to maintain an appropriate level of "dry powder" to pursue growth opportunities as they arise.

Next, we must balance the needs of our businesses with the capital requirements of the corporation. We have strong cash flow generation from the majority of our businesses that can be used to invest in our business for future earnings growth or delivered directly to shareholders. It is our intent to do a combination of both. The level of capex or dividend growth will largely depend on future market opportunities.

Another focus for me will be to ensure the company is making good investment portfolio decisions. We have talked about how we plan to grow organically as well as pursue other growth opportunities. The finance organization will work with our businesses to make wise capital investments and will also evaluate new investments to determine the best financial structure to optimize the value of the combined portfolio for our shareholders.

Last but not least, we are working to streamline our financial systems. This effort was already underway before the merger announcement because Duke Energy's current financial systems vary significantly by business segment. Our goal is to have a one-company system. Now this effort is even more important as strong financial systems will be critical to supporting the scalable platform for future growth.

This scalable platform and a smooth integration process are the primary focuses for our next speaker, Tom O'Connor.


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 Tom O'Connor - Duke Energy Corporation - Group VP and Integration Executive


I appreciate this opportunity to share with you the details on how we will proceed with the integration of Duke and Cinergy and how we expect to deliver on our synergy targets.

Paul, Jim and David have spoken to you about the exciting vision for the new Duke Energy. So let me start by sharing with you our vision for the integration.

This integration is not simply about bringing together two companies, two sets of processes and systems, two organizations. As Jim emphasized in his remarks, both companies individually have a strong history of excellence in operations, a commitment to cost efficiency and are recognized leaders in customer service.

Yes, this integration is about improving in these areas and adopting the best of both or adopting a new way if better, but most importantly, this integration is about building a transformational platform. It is about simplifying, reducing and standardizing our systems and processes, and creating an organization which will in the near term assure that we achieve our synergy targets and in the long term provide a scalable platform to support future growth.

We have set out several objectives for the integration to provide a clear challenge for those responsible for making it happen. If we are successful in achieving these objectives we will accomplish three goals:

         1.   Rewarding shareholders
         2.   Building the platform
         3.   Strengthening the organization

Of course in pursuing these goals we will maintain the highest standards for reliability, customer service and competitive rates in keeping with the established standards of Duke and Cinergy.

Achieving the targets for cost savings and costs to achieve is of course first on our list of priorities. I will speak in more detail about our plans to deliver on this objective later on in the presentation, but three points are worth mentioning here.

         o The cost savings and cost-to-achieve targets are based on an informed and reasonable view of the businesses and we are confident that they can be achieved.

         o Our progress will be verifiable and transparent and we will be able to look back and measure our results.

         o We will use pressure on costs as a catalyst for change, forcing new ideas and new ways of doing business.

Another objective is to develop the scalable platform. You have heard this term throughout the presentation and will hear it often in our future discussions, so let me tell you what it means to us.

A scalable platform is a business model established on a foundation of cost efficiency and best practices, (i.e., a well-run business) but it is also modular in structure. As the portfolio evolves and businesses are added, they are readily absorbed by a flexible foundation of systems, processes and organization. There is no need to start over with each transaction.

There is no question, for example, about which IT infrastructure or which HR system will be used or how back office services will be provided. The base from which we will build is established. That is why it is imperative that we get it right in this integration - that we establish the foundation which positions us for further cost effective growth.

We also want to build a cohesive team to carry the new Duke Energy forward. Following the close of the merger, the focus will be on one company and one stock. We will use the integration as an opportunity to combine the best talent from both companies, creating one high performance organization with a common culture and common set of values.

During the integration effort we are challenging the teams to stretch their thinking about how business should be done to support our vision. Stretching for excellence means more than just achieving or even exceeding the synergies, it means identifying and adopting best practices from inside our industry as well as from other industries. It means looking very hard at efficient shared service models and outsourcing of highly transactional services where experienced and competitive service providers are available.

Our focus is on delivering Day 1 readiness and the teams are geared for speed. The sooner we achieve a cost saving, the more value created. The pace of integration will be coordinated to the pace of regulatory approvals so that the companies can operate as one after approvals are in hand.

Maintaining the ongoing business is also an important focus. It is imperative that we execute the integration while not distracting the organization from the work of delivering on our 2005 commitments.

We have put in place a separate organization structure for the integration to ensure high level executive involvement and clear accountability.

A Steering Committee co-chaired by Paul and Jim and including other senior executives is in place to provide overall direction for the integration. This group establishes policy and will approve key decisions such as benefits, compensation, information systems, and location of business activities. The Steering Committee advises the Board of Directors of the status of integration at each regular Board meeting.

As Integration Executive reporting to the Steering Committee, I have been charged with responsibility for the day to day management of the integration, ensuring that we achieve our targets, meet Day 1 readiness and build the platform. I have significant experience in this area through the Westcoast integration as well as efficiency initiatives at DEGT over the last few years.

Reporting to me are 8 Integration Leads which include an equal number of senior executives from both Duke and Cinergy. These executives are proven performers with years of broad based experience in the business and substantial credibility within the organization. Several have played key roles in previous integration and efficiency initiatives at both Duke and Cinergy.

The Integration Leads will guide and support the functional teams as they execute the work. The Leads will ensure that the teams drive toward our synergy targets, stay on track for Day 1 readiness, and employ stretch thinking around potential new ways of doing our business.

The project management office is supported by 2 Program Managers - one from Duke and one from Cinergy. The Program Managers provide resources to the teams, but most importantly, track budgets, commitments and schedules alerting me to any anomalies versus plan.

I am very pleased with the organization we have in place. This group is experienced, it is committed and it has really come together as a team which bodes well for a successful integration.

Twenty-four functional teams have been commissioned to integrate the various corporate, regulated, and non-regulated parts of our business. These functional teams are focused on the specifics of the ongoing business; the staffing, the processes, identifying alternatives and meeting Day 1 requirements. The real work of integration and defining how the new company will achieve the vision happens within these functional teams.

The support teams in IT, HR and Finance focus on the issues common to the enterprise such as systems, platforms and HR policies while also providing technical support for the functional teams.

Each team is headed by a Team Lead from Duke or Cinergy. Team Leads have been selected based on experience, as well as willingness to challenge the norms and think outside the box. Accountability for delivering the targeted results on cost savings, cost to achieve and headcount in their area of responsibility rests with the Team Leads.

While there is a lot of detail on this slide, my main message is that we have the resources in place to deliver, the activities are organized, and all parts of the business will be reviewed.

Since the merger announcement, the companies have been focused on developing the framework for a successful integration. We took a very deliberate approach in developing the team, creating the vision and setting the targets, establishing a clear blueprint and a solid foundation for the work to follow.

This morning we held a kickoff meeting here in Charlotte for the integration teams. Over 100 Duke and Cinergy team leads and their support groups are attending this meeting, and today begins the real work of integrating the two companies.

Over the next several weeks, during the analysis phase, the teams will build a fact base around the Duke and Cinergy functions identifying differences and commonalities and determining where potential improvements can be made. Potential new best practices and outsourcing opportunities will be identified at this time.

It is in the design phase that the new company will begin to emerge. During this period of the work, the integration teams will design organizations, select systems and processes, and layout the pathways to achieving the synergy targets.

Implementation will begin early in March of 2006 following approval of the major design features by the Steering Committee. Implementation will initially be focused on the key activities to deliver Day 1 readiness for April 1, while other activities not critical for Day 1 will necessarily be completed after that date.

The timeline is very doable and with oversight from the Integration Leads, we will track closely the progress of the teams.

The business model for the franchised electric companies is a key part of building the scalable platform. If we are going to "get it right" this business model must support the vision.

Our current thinking for the franchised electric business model, shown here, has been provided to the integration teams as the concept for how we should operate. As we move through the integration process and the teams do their work, the model may change if we uncover better, more efficient ways of achieving our objectives.

The teams have been cautioned that this is not an organization chart. We would expect more information on high level organization charts to come forward around Thanksgiving.

Four key principles guided our work in designing the regulated electric business model:

First, we want to establish clear local accountability for delivering financial performance and preserving the local brand. Therefore we are proposing 3 utility CEOs for the Duke, PSI and CGE/ULHP businesses. These business unit CEOs operating from Charlotte, Cincinnati, and Plainfield will have accountability for profit and loss at these units by direct management of the revenue generating functions shown and matrixed responsibility for service functions including generation, transmission, distribution and customer service in their franchise area. Nuclear operations in the Carolinas would report to the Duke Power CEO.

Our second key principle was to create a sharp focus and clear accountability for establishing best practices and cost efficient operations in the areas of fossil/hydro generation, power and CG&E gas delivery and customer service field operations. Therefore, our business model would have these key parts of the business managed as an integrated function across the geography of companies. Reporting through a common COO, these functions will operate as service providers to the business unit CEOs, focusing on reliability, cost efficiency, and performance metrics.

Our third principle was to integrate common back office functions across the regulated and non-regulated generation fleet which we will accomplish through a generation fleet services function as shown on the next slide.

Generation fleet services is really a combination of several different back-office functions including engineering, project management, maintenance and other activities coordinated across the fleet and provided as a shared service. This model will allow us to establish common standards and work practices, efficiently source materials, coordinate outages and maintenance projects to more efficiently use our capital and human resources and better serve our customers. Commercial functions for the regulated and non-regulated fleet would be separate.

Our fourth principle was to establish a model which is scalable - a business framework which can be readily expanded if further consolidation of utilities were to occur. Clearly this model is modular and could easily absorb further additions to the portfolio.

The integration of the corporate center will primarily be a combination of the two existing operations with corporate functions located in Charlotte. Our objective here is to efficiently consolidate these areas consistent with good governance.

With yesterday's announcement on DENA and our intention to move forward using the Cinergy platform for the non-regulated gas marketing business, integration will focus primarily on folding this business into Duke and determining the various locations for operations. More will emerge on these decisions over the next few weeks.

On May 9, we showed this chart which presented our expectation that the combined operation would yield Year-3 cost savings of $400 million pre-tax before costs to achieve. As you may have seen in our most recent regulatory filings, our total savings expectation has been revised to $440 million, based on additional work completed since the merger announcement.

This amount includes $160 million of non-regulated cost savings, which due to the proposed actions with respect to DENA, will be accelerated and for the most part captured in discontinued operations.

The remaining savings, estimated at $280 million, is expected to come from the corporate area, shared service functions and the utility business. The majority of these savings, approximately $200 million, will come from corporate and shared services. Based on our current modeling, approximately 60% would be allocated to regulated operations, with the balance to unregulated operations. Savings at the utility are estimated at approximately $80 million.

As discussed in May, some level of sharing of the regulated portion of the savings between customers and shareholders is expected.

Let me now turn to the next slide where I can provide you with more detail on our savings and cost to achieve projection. Again I will focus only on the corporate, shared service, and utility areas.

Cost savings are expected to build from $170 million in year 1 to a run rate of $280 million by Year 3. Year 4 and 5 increases primarily reflect inflation. Cost savings reflect the sum of projected O&M reductions as well as an appropriate capital carrying charge for estimated savings which would normally be capitalized. Projected 5-year gross savings are approximately $1.3 billion, with total net savings of $655 million.

Our cost to achieve is currently estimated at $675 million. Costs to achieve have been revised from the May 9th presentation to reflect updated information consistent with our regulatory filings and to remove the costs to achieve related to DENA. Costs to achieve include employee-related costs such as separation, retention, and relocation; system integration costs (primarily
IT); and merger execution costs which include regulatory processing, integration and transaction related charges. Approximately 80% of the cost to achieve will be incurred within the first two years after we close the transaction. We are currently estimating that 60% of these costs should be capitalized.

The pie chart provides detail on where we expect savings to originate. 38% of our projected cost savings will come from reductions in staffing associated with combining the corporate, shared service, and the franchised electric groups. We have targeted a headcount reduction of approximately 1,000 from these areas.

28% of projected savings will come from A&G and corporate programs. This category includes items such as overheads and facilities savings associated with a reduced employee population and expected efficiencies in spending for benefits administration, insurance and professional services.

Projected savings on information technology constitute 17% of the overall savings and result from elimination of duplicate systems, migration to common platforms, consolidation of data centers and work station savings from a smaller employee base. Currently, the combined companies spend over $200 million per year in this category operating individual systems. Substantial savings are derived from a common approach of a bigger company.

The supply chain category includes savings from contract services and materials and supplies. Combined, the companies spend over $1.2 billion per year in contract services and over $500 million per year on materials and supplies for generation, transmission and distribution. Our savings expectation of 2 - 5% in these categories is based on economies of scale, moving to common standards, improved sourcing and vendor consolidation.

A question, which always arises from mergers such as Duke and Cinergy, is can the projected synergies be realized. I want to assure you that we have done substantial work to define cost savings opportunities, and we are confident that the savings presented are achievable. Our estimates reflect not only our own view, but are consistent with what other companies have experienced. You should be aware that substantial stretch goals have been assigned to the teams to beat savings and cost-to-achieve targets, and our intent is to bake the targeted performance into operating budgets beginning in 2006.

Transparency around savings and cost to achieve is important, therefore we have designed a tool which allows us to closely track our performance and provide the Steering Committee with up-to-date information on progress towards our goals.

The tracking tool shown here is one that we developed during the successful integration of Westcoast during 2001-2002. It will form the basis of how we provide internal tracking for the Duke/Cinergy integration. The tool is simple in its application yet provides all the information needed to assess the progress toward the integration objective. It provides functional area, targets in both dollar values and headcount and in subsequent screens, progress toward the objectives. Importantly, it clearly defines accountability. With this tool, management can clearly see performance versus target, and through a rollup, an overall picture of integration progress.

Typically, there have been two main measures of integration success: deliver on Day 1 readiness and achieve the targeted synergies. While we continue to anticipate a closing in the first half of 2006, I am targeting Day 1 readiness for April 1st, which provides us with substantial flexibility around the timing of regulatory approvals. I have no doubt we will be ready on Day 1.

There is always a healthy skepticism about the ability of merging companies to achieve savings targets. However, this integration is clear in its objectives; it is well organized with a commitment of senior talent from both companies; these are people who have been through integrations and efficiency initiatives before; the teams will be challenged with stretch goals which exceed the target synergy levels; and the accountability for delivering these results is clear. Both Duke and Cinergy are very focused on delivering the results from this merger and we will provide you with quarterly updates on our progress.

In addition to these two key metrics, we will measure our success in terms of establishing the scalable platform and moving forward with a high performance organization. Success in each of these areas will position Duke for the long term and it is important that we get it right.

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 Paul Anderson - Duke Energy Corporation - Chairman and CEO


The new Duke Energy will be prepared on Day 1 to deliver solid earnings and will be committed to the company's vision. The larger regulated earnings profile will provide earnings stability and strong cash flows, which will give us the ability to deliver shareholder value in terms of business growth and dividend growth.

The first full year of operations in 2007 is expected to deliver ongoing earnings of $2 per diluted share and from this base we will grow, on average, 4% - 6% annually.

You will recall that my compensation is entirely stock-based and none of that stock can be sold before 2007. When Jim becomes CEO of the new Duke Energy, he will also have a compensation package that is all stock-based. We will both be totally aligned with our long-term investors.

Our promise to you, our investors, is this - we will grow our businesses in a disciplined manner and deliver long-term value to our shareholders in the form of increased earnings and dividend growth.


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Julie Dill - Duke Energy Corporation - VP Investor and Shareholder Relations




I would ask the four speakers, or three speakers, to please come up. While we are doing that, just a reminder for those that are flying out this afternoon, immediately after the conclusion of this, there will be buses down on the College Street side. So if you would just go down the escalator and go out to the front, there will be buses to take you to the airport. That will be immediately after the conclusion of this.

Again, I would ask you when you ask a question, just for the purposes of the Webcast, I would ask you to give your name and the company that you are with so we can capture that data for the Webcast.

Please wait for a microphone as well. So with that, we will open it up for questions.



 QUESTION AND ANSWER




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Unidentified Audience Member

Can you give us an update on your gas transmission -- potential strategic options with that and where we stand with that?



-------------------------------------------------------------------------------
 Paul Anderson - Duke Energy Corporation - Chairman and CEO

Oh, our study of the potential split of the gas business and the electric business?

-------------------------------------------------------------------------------
Unidentified Audience Member

Yes, that is correct.



-------------------------------------------------------------------------------
 Paul Anderson - Duke Energy Corporation - Chairman and CEO


Ok -- sorry the light is in my eyes, and it's keeping me from hearing.

The potential - - I want to put this in context - - because we have talked about the fact that the merger with Cinergy gives us the potential to separate the gas and electric business. We have not made any decision on those lines as to whether or not that it is a good-thing; we just have the capability to do it.

If we were to do it, we are talking something that would be a year or more from today. So, if any of you who are looking for a press release tomorrow, don't even think in those terms.

We have talked to the board about this. We have started a study on this. We have not reached a conclusion. The one thing that we are absolutely committed to is we are not going to take any action if it doesn't create significant shareholder value.

During this period, in looking at the advantages of having the two businesses split - - we have actually discovered that there a number of things that would come with the split that you could possibly accomplish without a split. One of them is to recapitalize some of the Canadian Operations. That was one of the things that sort of jumped out at us, was that jeez, there are ways to recapitalize Canadian Operations without necessarily splitting them out.

Another thing is -- I had talked about the problems with the affiliate rules -- the fact that we have trouble moving people between parts of the organization. In the model that we are developing now for the combined entity, the electric platform would be very scalable and the corporate part of that would allow you to plug or unplug the gas business. In fact, to a certain extent, puts a buffer between the two parts of the organization, as the affiliate rules require that you have a buffer in.

I guess all this means we are a long ways away from having made a decision on whether or not it makes sense to split and we won't make that decision unless it does create significant shareholder value.

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Unidentified Audience Member

Can I just ask a follow-up on that though? Have you looked at the tax implications with the regards to a split? Or, is the company aware of a way to avoid tax leakage, shall we say?

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Paul Anderson - Duke Energy Corporation - Chairman and CEO

Well certainly that's part of the whole study that we are looking at. We obviously have to look at the implications from a tax standpoint, from earnings standpoint, from a shareholder base standpoint. It's not simply saying that if we split this into two pieces, how would the market value each piece and would it be more than those two pieces together. You have to look at what is the cost of separating them, what is the future growth that might be given up, having a larger market cap versus a smaller market cap. There is a lot of consideration and tax is one of those.

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Unidentified Audience Member

I have a couple of questions, first the simpler one.

On the $2 - 2007 -- EPS assumptions, what kind of energy price assumptions might be implicit in that for DEFS. I understand that you may not have specific numbers down to the penny to throw out there, but if you could give us a sense relative to where things are today or the future strip, that would be helpful?

The second question is --Tom mentioned about the scalability of the platform that you are putting together -- you all have commented a couple of times about David's problem with cash these days.

So, I wonder if you could comment about the question that always come up which is ongoing industry consolidation. Maybe more specifically, now that the balance sheet is looking better and better and you have some good cash flow, could we start to see large multi-utilities such as yourself start to participate in mergers that are not just equity for equity?

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 Tom O'Connor - Duke Energy Corporation - Group VP and Integration Executive

 I'm going to let Jim answer the second and I'll answer the first.

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Unidentified Company Representative

 Thank you.

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 Tom O'Connor - Duke Energy Corporation - Group VP and Integration Executive

With regards to the $2 a share, I think it's very important that you understand that this is a goal and is not a forecast. We've set it as a goal and we've set it as our goal thinking that it was a very reasonable goal because we have forecasts that go out to 2007 and beyond and they have a whole range of outcomes. We don't have a single point forecast. This is where we think the future is going to be. We have a range of outcomes based on different energy prices. We have a range of outcomes based on taking various actions.

At the break somebody asked, well does this assume there's an income trust involved? Well, some of the forecasts have an income trust. Some have an MLP in them, some have robust economic growth. Some have a recession in mind. We have an array of potential outcomes and we feel that given that array of potential outcomes in 2007, that $2 is a very reasonable target for us to set for this management team, for that first full year.

But it is not in any means a forecast and therefore we can't answer questions like, well what was the oil price that was assumed in there, what was - any of those. What we've done is we've set a target based on a whole bunch of outcomes that we have forecast.

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 Jim Rogers - Cinergy Corporation - Chairman and CEO

With respect to consolidation, if you look back over the last two decades, what you'll see is that we started the early 1990s with a first wave that peaked in 1999 and then as you had the implosion in California, the merchant issued arrived, you saw a fall-off in consolidation. I believe we're on the front end of another wave of consolidation in our industry. It's a very fragmented industry. If you look at the average market cap in the top 20 companies, it's below $10 billion, so you have a very fragmented industry.

You have an industry that's going to be experiencing probably for the first time in a decade and a half, real increases in prices, in part to hold prices up, gas prices up, that they should allow prices up, or stringent environmental regulations and one of the strategies from a customer perspective to the extent you can do this is use some of those savings to offset these increases, that will be an advantage for public policy, the regulators' perspective. But it will also allow for - to take the organic growth in our industry and then have certain acquisitive growth tied to that that will allow you to outperform others.

But let me be clear about this - we have got to earn the right and the things that Tom talked about in terms of what we're doing in integration, we have got to demonstrated convincingly that we have earned the right to do another combination. Whether it's cash or equity, I can't predict that, but I think taking a position and having a track record of delivery in a period of rising real prices in electricity and natural gas, it is going to be critical to be positioned to take advantage of what I believe will be a second wave.

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 Paul Anderson - Duke Energy Corporation - Chairman and CEO

 Listening to Jim, I forgot to tell him that my first year in Charlotte I almost died from a sinus problem and probably the toughest thing you're going to find is when you move here you will not be feeling good for about a year.

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Unidentified Audience Member

All right. Two questions. First question is on CapEx. I know that you had about a $1.8 billion for expansion CapEx in 2004 and then you had, I think, $800 million for environmental. Can you just guide us towards in future years, like the direction of those numbers, would they trend higher, lower, like what kind of numbers are those in a cycle of CapEx?

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Unidentified Company Representative

 That sounds like a CFO question.

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 Tom O'Connor - Duke Energy Corporation - Group VP and Integration Executive

 You're asking beyond 2007 what those numbers would look like?

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Unidentified Audience Member

Yes, I guess for environmental I'm just trying to understand is that like a peak year of CapEx -- of environmental spending or is that kind of a more average level through the end of the decade and then on the expansion CapEx, just in big terms like is that kind of a middle of the range number or is that low-end, high end, just because I noted you talked a lot about regulated investment expansion.

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Tom O'Connor - Duke Energy Corporation - Group VP and Integration Executive

 I tell you the way to view is it that number totaled $4.7 billion and this corporation would be in a position where it generates adequate cash to support a $4.7 billion kind of CapEx program. So, I think you should see this corporation in that range going beyond 2007, but I suspect you would see the split different depending on the opportunities, and I don't think you'd see the same number every year.

You'd see some down years and you'd see some up years as you're building generation. So, I think you'll see a pretty good range but I think you should feel comfortable that on a run rate basis this company can support $4.5 to $4.7 billion of CapEx if that was the right investment strategy.

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Unidentified Audience Member

And then it just seems like there's a lot of discussion of regulated reinvestment and not a lot of discussion about international expansion and I'm just curious if you could comment on the long term strategic outlook for the international business.

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Paul Anderson - Duke Energy Corporation - Chairman and CEO

Well, with regards to the international business, we view that pretty much as a strategic investment, which means it's not critical for our core operations to have international operations. If you look back, at one time we had international operations that were all over the place within Duke Energy and I think, Jim, your international operations are quite a bit smaller but you're outside the Americas but we've pulled back to just Latin America, got out of Asia Pacific, got out of Europe and took on the task of getting the returns up to an adequate level in those operations.

The returns have been improving and that's really my compact with those guys is if you can carry your cost of capital, you can be part of the portfolio unless somebody comes along that offers us more money than we think you're worth. And that's kind of what I would call a strategic asset, is if it's worth more to somebody else, we would be willing to sell it but if it's worth more to us we're willing to keep it, but we don't feel it's an integral part of our business, that it's part of the core, and as such we would not aggressively invest in that.

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Unidentified Audience Member

I have a question about the 4% to 6% rate of targeted growth. That is obviously an aggregate of the earnings contributions of each business and I'm wondering if you could take each business and give us the range of the expected earnings contribution, multiplied by the weight of that contribution?

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Paul Anderson - Duke Energy Corporation - Chairman and CEO

Sounds like you are looking for a forecast - that actually sounds like a CFO question.

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David Hauser - Duke Energy Corporation - Group VP and CFO

I think you're taking us into a bit too much detail. So, you're looking at 4% to 6% off of the $2. There's a lot of ways to get that and certainly it is grossed within the electric business, it's grossed within the gas business, it could be acquisitions and it could also be reducing the denominator. You buy back stock you increase the growth rate, too. So, I don't think we have a specific forecast of the 4% to 6% after 2007 and how we're going to get there.

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Unidentified Audience Member

A follow-up please. If you just take the $2 for 2007, what would be the makeup of that $2 from each of the businesses?

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Paul Anderson - Duke Energy Corporation - Chairman and CEO

Again, we're getting back to trying to make this a forecast instead of a goal and as I said, there are a dozen scenarios out there that get a range of values and $2 is within that range and we've set that as a goal, but we do not -- the last thing I want to do, I've seen so many CEOs of companies spend half of their life going through and explaining, well, you know, the price of oil we assumed in that guidance we gave you was X and O, we didn't have that particular thing but we did have that, and everything is just reconciling to forecasts.

We're happy to set it as a goal, we're happy to say that we have forecasts that will get there and there's a range of forecasts, but we're not going to start defining exactly what's in that $2 and then go back every single meeting that we have with analysts, and say what changed in that. It's a waste of resources.

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Unidentified Audience Member

You spoke to the utility merger, or the merger as it relates to utility operations and the savings as well as the scalability issues that you raise. Could you give us any metrics as to how you look at this merger on a cost-per-customer basis? Or, what you hope to achieve with regard to cost per customer over a period of time, where you think you can take it? And secondly, I know it's early in the merger process, but Jim, could you give us an idea of how you think the regulators will look at it in terms of sharing savings, etc, on a going-forward basis that might help you -- or help make it easier if you decide to pursue another merger after this one?

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Jim Rogers - Cinergy Corporation - Chairman and CEO

I think with respect to the whole sharing mechanism, we are proposing about 50% share with our customers. That's based on the projections that Tom shared with you in terms of what we thought we could achieve in the utility as well as a percent of the corporate overhead. And I believe that that will be a fair way to resolve this. I think one of the keys is given the prior experience we had with a merger is a situation where we were able to recover both the cost to achieve as well as the savings that we netted the two out. But certainly that will be the position that we'll take in every jurisdiction with respect to that.

But again, delivering there is really all about the capability of hitting our targets, exceeding our targets and it goes back to that fundamental point, we've got to earn the right to do this the second time and so we're going to be, as they say, hell-bent on getting it done this time and delivering the numbers, so that when we come in with the next opportunity, we'll be able to say, look at our track record and you can -- and we will have credibility with respect to what we propose.

With respect to your first question, I would observe that both of our companies are very low cost. Our rates are almost 20% below the national average. We are almost in the top decile -- we are in the top decile in some areas, like O&M per customer, etc. But I think across the board, we haven't got it completely quantified to a specific target but I think as a general rule, our approach is going to be top decile every way you measure the business.

Customer satisfaction, cost, operational efficiencies and I think that all rolls -- is all underpinned, the notion that to earn the right to do this you've got to be able to demonstrate to regulators and to you that we're a low cost operator, we still deliver superior reliability and customer satisfaction. So, it will be those measures that will drive us.

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Unidentified Audience Member

 You mentioned that you have strong financial flexibility and you can sustain this $4.7 billion capital spending program. I assume that you still have some more free cash on top of that and you talked about maintaining the financial flexibility and at the same time becoming a good investment portfolio decision-maker.

So could you give us some idea about what the discipline do you use finally for this -- for some of the decisions you make? Like, are you looking at return on capital implied or are you looking at some other ways to decide whether to go into a new business or new expansion and how do you decide to return it back to shareholders rather than reinvesting?

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Paul Anderson - Duke Energy Corporation - Chairman and CEO

When we look at an investment, we have a lot of different business units looking at ideas and as those ideas develop, they roll through into the corporate center and we end up in a spot where we compare the various ideas, determine if we can fund them all or determine if we can only fund some of them. We're looking at them on an apples to apples basis, with the risk adjusted return on capital employed and making a determination of which project we'll fund.

So, I think you should feel comfortable that it's pretty strongly reviewed at the corporate center before the investments are made. But you can assume our investments would largely be in the regulated business, but whether they'd end up more in the pipes or more in the power, I would say depends heavily on where the best opportunities are.

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Unidentified Audience Member

Hi. I have a question for Tom and then one for David. Tom, you talked about a lot of the synergies all seeming on the cost side and yet you guys have also talked about putting the Midwest gas plants together with some of the Cinergy base load fleet, which suggests to me maybe a revenue synergy.

I am wondering why you didn't talk about revenue synergy at all, if there are any and - or is it buried in there? And my question for David is around cash flow. I'm just wondering when you might have free cash after dividend payments in your model, given the fact that there is substantial environmental CapEx over the next few years? Thanks.

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Tom O'Connor - Duke Energy Corporation - Group VP and Integration Executive

I think on the first question, we have focused primarily on the cost saving synergies and that's how the transaction was pretty much put together and all of the numbers that I showed you are around the cost savings aspect of the synergies. So, we feel very comfortable with getting to the numbers that we've laid out and I even personally think there is significant upside there as we have pressed some of the teams to think about things differently and maybe do things a bit differently.

In having the focus on cost savings gives me a lot of comfort around the transaction because it's things that on the cost side that we can primarily control. Now if you look ahead, one of the strategic considerations of the transaction is something Jim mentioned, is that Cinergy is short power in the future and we have a lot of very efficient gas power generation in the Midwest which we would look to find a way to serve the need of Cinergy in the future.

But that will have to go to a process that will have to get approved by the regulators, so right now, while it's a future opportunity on the revenue side, we are very much just focused on the cost side in bringing the two companies together at this time, but that would be a future upside opportunity.

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David Hauser - Duke Energy Corporation - Group VP and CFO

The cash flow question. If you look at the first 12 months of this entity with the costs to achieve this entity would be a cash user but of course, we are in a very strong cash position so we've planned on that. After this entity gets up and running full-scale, the numbers I've seen are pretty close to balanced, depending on the year you look at. So I think we'll have flexibility to balance the numbers if that's the goal or to invest more capital in the business if the returns are there. The question was how we decide between investing the capital, buying back shares, raising the dividend. Well we gave you the thought process of the 70% payout ratio. We won't do that all the time, it will move around that, but that is certainly one dynamic. But as far as share buybacks we see those really occurring using cash as kind of one-time generated. You don't use your ongoing cash for share buybacks.

So that's the way I view a share buyback and I think the balance will be what sort of growth capital opportunities are there. If there are plenty of growth capital opportunities, my bias would be to do that instead of buyback shares, but it's an economic -- it's a set of math and I'd be happier to do whichever generates the highest results at the end of the day.

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Jim Rogers - Cinergy Corporation - Chairman and CEO

 If I could, I'd like to touch on the revenue question just for a moment, with respect to the Midwest assets. To make the observation is you have to kind of think through how the rate stabilization plan in Ohio plays out, because a lot of the base load coal plants are dedicated to 2008. So that's an important thing to look at to get a grasp of -- to understand the potential but the real revenue opportunity is really tied to putting these two fleets together, in bidding on variable load in the future. If you look at the prices summary, you see the around the clock price up significantly, the peak price is up.

If you look at First Energy's auction last year, they had a $54, $55 price per megawatt hour and that was prior to the run-up in prices this summer. If you look at the competitive supply markets in PJM, whether it's in New Jersey or Maryland, all those prices are up and in the mid fifties and the sixties, seventies. So, I think the opportunity for combining those two fleets is terrific over time, particularly given the direction that market prices for power are moving.

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Unidentified Audience Member

 I apologize for asking a question that turns the calendar back to yesterday, but I just wanted to ask Paul a clarification on the target for DENA to break even in 2006. And I think that what was said was we would have to take on a significant amount of risk to achieve a break even in 2006, which we weren't willing to do. And I just wanted to get a clarification or just your thought process in terms of what would have been that scenario, which you decided that you didn't do, but I just was curious what was the thinking?

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Paul Anderson - Duke Energy Corporation - Chairman and CEO

Well, originally when we set the objective of getting to break even by the end of 2006, we were making some assumptions with regard to how well the market would develop and whether or not there would be capacity payments in place by that time, whether or not just the power markets themselves would have strengthened and of course some assumptions with regard to what was likely to happen to gas prices, etc.

Then there was an assumption with how much should we fill in with our trading operations by more aggressively trading, even taking proprietary positions or trading further around the assets and the balance of those was risky enough to start with. I think what we have seen over the last six months or so is that the market conditions have not improved to the level that we had hoped they would.

I would say that we're probably a year behind where we thought we were going to be and so when we look out there, what it does is it puts the burden on taking larger trading risks to be able to get you to that point and our feeling was that we're not going to be rewarded to get to zero if we do it through an enlargement of the book and a riskier position that leads to a lot of volatility, and so that was really it. It was the fact that with the gaps that the trading book had to make up had grown from where we thought it was going to be when we originally thought we could get there.

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Unidentified Audience Member

I guess this question is for Paul. The gas-electric split, I think we've talked a lot about that in the past, but the thinking today is a little bit different. Can you explain what we should expect in the future? Will that corporate entity provide a sufficient buffer on the affiliate side that allows you to pursue gas asset development in the region where you have an electric footprint? And should we expect in the electric side that you would instill the wider merchant footprint with more regulated assets, because the two regulated footprints are currently separate?

So, it's kind of a complex question because where you would overtly find gas infrastructure growth isn't exactly where you have assets now -- looking at the Rocky Mountains in the U.S. but you've got certain strategies on the gas side to deliver infrastructure to market to position itself for supply-receipt flexibility. Can you talk about how -- can you execute the two strategies together, and does that corporate buffer prevent you from violating these affiliate rules?

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Paul Anderson - Duke Energy Corporation - Chairman and CEO

I'm not sure I understand the question, but I'll answer it anyway and then you can tell me if I've missed something here. The way that we will be organizing going forward in the org charts that we showed back on May 9th, if you recall, we put the gas groups as kind of a little box off to the side and the electric group operating kind of independently. That's really the way that we will be handling this integration. We're not trying to get common systems, except where they make economic sense.

We're not trying to get the gas operations as part of the scalable platform of the electric operations. We would like them to be plug and play relative to those operations, so that the gas operations could either be part of the portfolio or separate from the portfolio without a massive tariff one way or another. Assuming we accomplish that, then there is less drag, if you will, on the gas operations by having to comply with and follow the processes and procedures that are on the electric side.

There will probably be less movement of people. The gas operations will have more independent operations in terms of what our currently now shared services and there will be less concerns in terms of affiliate rules of people moving back and forth information, flowing back and forth and will handle it more as if it were a standalone entity. Once you've done that, you solve a lot of the issues that the negatives of having a part of the same portfolio. If you can do some recapitalization of parts of the gas group, as part of the total portfolio, then you get down to just really a couple of basic questions.

One is are two pieces of paper viewed better or worse by investors because as is gas business going to be valued on cash flow and the power business on earnings, and therefore are we getting the full value with one piece of paper versus what we would get with two pieces of paper. That is sort of a tradeoff against what's the value of the size and flexibility and the degree of freedom you get by having a $37 billion company instead of one that's in the 20s and another that's in, say, the $12 billion, $13 billion range.

So, the scope and scale issue has to kind of be balanced against the shareholder base issue and like I say, we're quite a ways away from answering that but I think we have made a lot of progress in saying how can we work around some of the other issues regardless - does that answer your question?

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Unidentified Audience Member

Hi. Paul and Jim, I have a couple of questions. You talked a lot about having a focused portfolio, gas and power assets, capital allocation and risk adjusted returns. So my two questions are -- the first one is, the company's focused on EPS growth of 4% to 6% percent from 2007 and management gets compensated on an earnings per share target. It's a very capital intensive business, sounds like it's going to be very capital intensive going forward, and is there any sense to change the compensation metrics with which you get paid to also look at return on invested capital versus the EPS targets? That was my first question.

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Paul Anderson - Duke Energy Corporation - Chairman and CEO

Well, currently within Duke Energy we have a return on capital employed target that we use for the operating folks. We've got it for the corporation at the top and then each operating unit has a return on capital target. I don't have any -- I just worry about the share price but I guess the rest of the management group does have return on capital.

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Jim Rogers - Cinergy Corporation - Chairman and CEO

Historically we've been focused on earnings per share as the target for the annual bonus. Our long term plan is really tied to the S&P 500 Composite and how we perform relative to everybody else. But I think as we go forward, and as we look at the challenges we have in front of us, it's really going to be incumbent upon us to make recommendations to the compensation committee to make sure we've allied the incentives with our challenges.

And as we look out I think we need to kind of step away and think through what specifically should be at the various levels. The two companies aren't together yet, but I suspect over time Paul and I will work through that to make sure the incentives are lined up. But I'm in exactly the same place Paul is, because as Paul said I've taken all my future compensation in stock and so I am tied to that with respect to the performance of the stock going forward.

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Paul Anderson - Duke Energy Corporation - Chairman and CEO

I would just one additional comment about -- the way Duke Energy got in trouble the first time with building in the assets and things, was in part because too much of a focus on EBIT. And there's a hunk of us that aren't going to let that happen again.

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Jim Rogers - Cinergy Corporation - Chairman and CEO

Technical term?

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Unidentified Audience Member

 The second question is -- and still focusing in on a more focused power gas company and portfolio allocation, what is the future Crescent in the combined company?

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Paul Anderson - Duke Energy Corporation - Chairman and CEO

Crescent is sort of like our international operations. It's been churning out earnings and it's been churning out cash and it's been doing it consistently for a long period of time, so we don't feel any impetus to do something or any burning need to do something.

One of the issues with Crescent is that a lot of people would say, well, gee, there are plenty of people out there that would just love to buy Crescent, and indeed there are, we get phone calls every day. But they want to buy it as a collection of assets, not as an ongoing business and so as an ongoing business it's certainly worth more than as a collection of assets.

We will continue to assess it as a strategic asset and I think if there's a way to realize more value by a partial or total sale of it - we're not really wed to anything. I'd let my mother go if necessary if it created shareholder value. It's very dispassionate as far as our view of it.

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 Steve Fleishman - Merrill Lynch - Analyst

I'm Steve Fleishman from Merrill Lynch. You mentioned pretty much two transactions today. This Canadian Income Trust and MLP of DEFS. Maybe a little more color on each of those and on the Canadian Income Trust and the goal of since you're recapitalizing the 30% equity from 50%, how much equity or cash does that free up to the company, potentially. Second on the MLP, how much of DEFS's assets are really available to put into the MLP, give a sense of that scale as well.

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Paul Anderson - Duke Energy Corporation - Chairman and CEO

Unfortunately I can't do either one. The MLP, the S-1 will be filed tomorrow, Monday, Tuesday, sometime in the next few days, so you'll get a real good view of it at that point in time and I think Keith would strangle me if I started to feed out bits and pieces that were in that S-1 today, and with regard to the Canadian Income Trust, right now it's in very formative stages in terms of does it make sense, how does it make sense, what would you want to put in it, etc. So, to speculate on it at this point in time doesn't make sense.

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Steve Fleishman - Merrill Lynch - Analyst

Let me ask the question in kind of another way, then. Just taking your equity down to effectively 50% invested at the parent to 30%, how much does that free up? Is that kind of your goal is that you've got too much equity at the parent to cover what's supposed to be 30% equity in that business.

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Paul Anderson - Duke Energy Corporation - Chairman and CEO

Well, if we didn't answer it the first way, we're not going to answer it the second way.

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David Hauser - Duke Energy Corporation - Group VP and CFO

A couple of people hit me at break with the question on this. Some people were confused about -- are we pursuing an MLP of all of DEFS and that's absolutely not the case, it is a portion of DEFS that works for this. This isn't about reducing our positions in DEFS, this about creating a new growth vehicle. It's kind - the question is a little bit backwards, I guess. This isn't about reducing our equity. It's about creating a new vehicle that will grow. And I probably went further than I should have.

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Unidentified Company Representative

Too late.

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Leslie Rich - Columbia Management - Analyst

Leslie Rich, Columbia Management. I wondered if you could clarify what your energy trading strategy is post yesterday's announcement. I know what it was at the time you announced the merger, but I'm just not clear how that changes in light of a lot of the DENA assets no longer being part of the portfolio.

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Paul Anderson - Duke Energy Corporation - Chairman and CEO

As you know, the DENA operations will be in Discontinued Operations and there obviously will be a lot of blocking and tackling to work through those various positions, but I think as a practical point, the way we will operate clearly until we close, we haven't fully discussed exactly the parameters, but I thought we tried to lay it out rather clearly. It's going to be a low risk approach, narrowed parameters of products as collateral. It will be very focused on short dated positions to stay in the liquid part of the curve. And it really is a business where we're trading around our asset positions with some -- with a bar of $3 to $5 million, and that basically is a small proprietary book.

But the key is to keep it focused and managed that way it would be the liquid part of the curve. If you compare DENA historically, for instance, the Cinergy approach, they're fundamentally different in terms of how Cinergy is very short-dated versus long-dated market-to-market positions, fundamental difference in the size of the bar and fundamental differences in terms of how we operate. So, I think if I had to think through or give you a sense, I think the approach is going to be kind of consistent with the way we described it this afternoon.

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Paul Anderson - Duke Energy Corporation - Chairman and CEO

I'd add one thing to that. That approach means trading will not grow faster than other operations. And I think that's very important to understand because if you are trading around your assets, you can't grow that trading business by 15% a year if your assets aren't growing by 15% a year, so it will grow in line with the assets. And I think that's where companies got in trouble before, including Duke Energy, is trying to grow the trading business faster than the asset base was letting it do.

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Unidentified Audience Member

First off I have a CFO question. David, you mentioned earlier that special events or special items are when you would use the share repurchase with the DENA proposed sale. Is that money that would go to share repurchase or something along those lines given the fact that your cash-rich as it stands?

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David Hauser - Duke Energy Corporation - Group VP and CFO

We haven't made that decision at all. We'll see how much cash comes in the door and we'll see what the total cash position is and look at our cost to achieve and our other capital numbers and make that decision. You don't expect me to answer it any further than that, did you?

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Unidentified Audience Member

Going back to Steve's question, I'll ask it more broadly. As you continue to reduce the risk exposure at Duke Energy by adding Cinergy, which is more regulated and getting out of DENA. What is the right capitalization for Duke Energy on a long term basis? What is the right cash balance you need to carry and how should we think about 2007, 2008 capital structure.

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 David Hauser - Duke Energy Corporation - Group VP and CFO

 Well, you may get different answers to that question among the group up here.

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Paul Anderson - Duke Energy Corporation - Chairman and CEO

I think there are a couple things that are clear. When we announced that we're going to exit DENA, that really doesn't do much for your credit because you've got to exercise on it. So once that's actually done, I think you will see a significant improvement in our risk profile and I think that gives you the capability, then, to decide what leverage you want on the balance sheet.

We have consistently said 50%-50%, and I think that's a good way to look at it but depending on what we do with Canada and how the world works out, we could leverage it a bit more, I think, with our risk profile if we wanted to.

As far as the cash, I think we want to keep some cash flexibility, but that depends on two things. One is if you get your CP ratings back up where you can hit that market very comfortably at any time, so you're a one instead of a two, then that reduces the amount of cash you need. You essentially keep zero cash because you're able to hit the CP markets readily. But I'd be very comfortable with an available number of like $500 million.

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Unidentified Audience Member

If I can focus back to the consolidation issue. I guess one of the rationales for this merger is that it is a roll-up going forward. Could you just tell us as you look at this roll-up strategy, what market cap would you be looking at, what geography would you be looking at, is it east of the Mississippi, what size electric properties, and once - assuming the merger closes in May of next year, when could we see the next transaction in a reasonable manner?

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Jim Rogers - Cinergy Corporation - Chairman and CEO

I think I'd start by saying I don't want to put the cart before the horse and what that means to me is we have to do this trade - we have the capability to put these two companies together first and harness the savings. I have terrific confidence in Tom and the people that pulled together to get that done but we've got to do that first, and once we get that done and we've got good regulatory settlements, we've worked our way through this, we're delivering on the savings, then we'll be in a better position to assess that.

As a practical point, you're going to - with PUHCA basically eliminated, I think still have an issue when you do this roll-up and that's the pediment of local presence. You've got to make sure you do that right. So I think the short answer is we've got a lot of work to do to prove that we can do the next one before we speculate about what the next one is.

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Unidentified Audience Member

Can I follow-up on the synergies? You had mentioned that on the unregulated side the majority of them are going to fall under Discontinued Operations. Could you quantify it as how much is in the Discontinued Operations?

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Paul Anderson - Duke Energy Corporation - Chairman and CEO

I think right now - I'll answer, if David has anything to add to it. It would be too early to get too specific around what would go in Discontinued Operations and what would fall under Other. There is more work for the teams to do in order to clarify some of the accounting around that and how that would be handled but some of that should get clearer as we go through the integration process over the next month or so and I think David commented by the third quarter earnings release, he should be able to provide more detail on that.

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Unidentified Audience Member

And if I could just end up, David, as you look at 2007 should we assume that year two in terms of the synergy achievement in terms of what the targets have been given as to how the synergies are achieved over a five year period. Is that a good --

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David Hauser - Duke Energy Corporation - Group VP and CFO

You're trying to figure out the $2, aren't you?

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Unidentified Audience Member

No, I'm just trying to figure out, I guess, how you lay out -- is that year two, is that a good assumption?

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David Hauser - Duke Energy Corporation - Group VP and CFO

For purposes of what we've done in modeling all this, we've assumed we've closed consistently July 1st, and that's again the synergy process.

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Unidentified Audience Member

A couple of DEFS questions, but before I get to that if I could ask David a clarification on what you said a minute ago about a goal of getting a higher CP rating. Is there a time frame involved? Is that a financial target now that you have to get higher ratings in order to get a higher CP rating?

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David Hauser - Duke Energy Corporation - Group VP and CFO

Well, I would think there is a very reasonable chance when DENA is disposed that you would be able to increase your CP rating.

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Unidentified Audience Member

And the overall bond rating?

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David Hauser - Duke Energy Corporation - Group VP and CFO

And that would be within a year.

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Unidentified Audience Member

Great. On DEFS, two things. One was just if you could comment in the current environment with the big run-up in natural gas prices post the hurricane, what this has meant for the frac spread and how much that mattered in terms of the profitability of DEFS for the second half of this year and going forward and then secondly, now that you've revised the ownership structure from 70%-30% to 50%-50% with ConocoPhillips, do you think that's a sustainable relationship long term.

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Paul Anderson - Duke Energy Corporation - Chairman and CEO

I'm going to answer the second one first. I think our relationship with ConocoPhillips has actually improved now that we're 50%-50%. We both feel committed to this joint venture and I feel much better about being a 50%-50% than being a 70%-30%. I see no reason that it can't be sustainable, but history would say that joint ventures go through periods where everything goes well for 10-15 years and something happens that causes it to not stay - as far as either one of us are concerned I think both parties feel that it's sustainable as far out as they can see.

In terms of what the gas price run-ups have done, obviously -- well the first thing that has happened is you don't have gas processed in the Gulf Coast but to the extent that we do have gas processed, high gas process prices hurt you on keepwhole contracts but they don't on percent of proceeds or processing for fee contracts and we have migrated away from keepwhole contracts substantially over the last couple of years. That's been one of our objects was to migrate away from keepwhole contracts. I don't have -- Fred, I don't know if you have a number or anything -- any feel for that you could give but --

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Unidentified Company Representative

As a result of gas liquids prices had really been kind of lagging crude in recent times and gas and what we really saw in the hurricane was we saw the liquid prices improve pretty dramatically, so actually in the short run it's been an improvement in frac price.

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Fred Fowler - Duke Energy Corporation - President and COO

Keep in mind we are 80% hedged for the back half of the year so basically when you carry through to the bottom line a cent per gallon is a million of EBIT.

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Unidentified Audience Member

Next question is probably for Jim.

We've seen a number of Ohio companies trying to basically modify rate stabilization plans. Is that something you would consider to bring the Duke Energy plants into the fold sooner or are you comfortable riding out your plan and then hopefully bidding into what I guess would be a BGS style option in 2009?

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Jim Rogers - Cinergy Corporation - Chairman and CEO

 I think there's a couple different ways to think about it. I think we have a plan that we like in place through 2008, but there may well be an opportunity in the future to look at the possibility of either extending the plan or changing the terms. I think there's a robust conversation going on in the state today to start to plan and think about what do we do after 2008?

And some people have the point of view that extending the plans under the right terms, one, that First Energy's talked about is the idea of tying power prices to come from the companies or the state to 90%, for instance, market prices. That's a discount to consumers, but it allows you to tie the output of your plants to the market. So there are a lot of ideas floating around. I think there will be a lot of activity. I think the one event that could be a catalyst to acting is sort of - as we do the run-up to the governor's election in 2006, it might well again be a catalyst to rethinking and extending some of these deals.

To date, these rate stabilization plans have been terrific deals for consumers, because if they had the - if we were pricing our generation at market today, prices would have gone up dramatically in the state, so that the commission took a bold and innovative step by creating these plans and it's really endured to the benefit of consumers.

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Unidentified Audience Member

I'm slightly confused about the $500 million or higher proceeds from the sale announcement yesterday. Is there more upside potential from the assets or the trading book, or could you discuss upside potential and its relation to each of those two pieces.

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David Hauser - Duke Energy Corporation - Group VP and CFO

I think the way to look at it is you'll generate cash from selling the assets. Obviously, you're taking the write-down on the trading book, so presumably you'll use cash to dispose of the trading book, and the net of all that, combined with the various tax impacts, is the $500 million, and we said we would expect it to be north of $500 million.

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Unidentified Audience Member

But the north part -- so you're saying the north part would be as a result of higher asset sales being sold at higher prices? It sounds like the trading book is almost like an annuity.

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David Hauser - Duke Energy Corporation - Group VP and CFO

Well, it's a netting. The trade is that you're going to spend money disposing of the trading book, effectively, and you're going to get money from the sale of the assets, and the net, combined with the tax benefit, is the cash.

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Unidentified Company Representative

You spend less money getting rid of the trading book, that's just as good as getting more per asset.

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Unidentified Audience Member

 A question for Tom. In your merger planning, you first studied as to what factors might cause the merger to fail or fail to realize this synergy. So what have you decided, concluded as to what factors there are to eliminate or avoid so that the synergies are not realized.

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Tom O'Connor - Duke Energy Corporation - Group VP and Integration Executive

I'm missing the last part of the question.

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Unidentified Audience Member

What have you - in your study for this merger integration planning, what factors have you felt that those are the reasons why some of the other mergers may failed to realize. What are you doing to avoid those mistakes?

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Tom O'Connor - Duke Energy Corporation - Group VP and Integration Executive

Yes, some of the key things that have caused other mergers to not succeed, not achieve the targets, actually, we're having the team go through that this morning and we've had three experts come in and talk to them about that. They're experts from Duke Energy and two from Cinergy, people who have been through it and what they've seen, and what has constituted the effort around having a successful integration. Some of the key factors are not moving quickly enough.

You know, a dollar in the door today is one that means more than one down the road. And once you bring the companies together and don't have the plan to achieve the dollar - it's very hard to get the dollars after you close. The second thing is to avoid the internal gymnastics and focus on the end result, which is getting the dollars, getting the plans laid out to achieve the targets and not worry so much about how -- where am I going to end up in this merged company going forward.

And I'm happy to report on that that so far things have gone very well. And the third thing is setting stretch targets. And I talked about setting stretch targets. Not everything you lay out early in the merger is going to come to pass. We realize that. Some will be up. Some will be down. But if we set stretch targets, it's been my experience that you will achieve the overall target and you will even exceed it. So, those are the three of them that come to mind real quick, but it is focused on the big dollars, focus on getting them quickly and then stretch your targets to achieve both on the cost side and on the cost to achieve side.

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Paul Anderson - Duke Energy Corporation - Chairman and CEO

I'd like to add one thing to that, because I've been involved in several mergers. All were very successful, except one. And if you look at the difference between the one that wasn't successful and the ones that were, it was that the CEOs never talked to each other in the one that was not successful and did not share a common view and allowed the teams to break down.

I really think that if the CEOs have a common view and a common way of operating and are absolutely committed to eliminating intramural politics and not allow themselves to be played off of each other, which the organization would love to do, then I think you have a much better chance than if you have one of these contentious deals where you're jockeying for position.

And Jim and I share just almost a total fit in terms of our view of the future, how we think the company should be run. We've even gone through preliminary views of people and we come out assessing strengths and weaknesses almost identically. I'm very encouraged from that standpoint.

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Jim Rogers - Cinergy Corporation - Chairman and CEO

Let me just add to that. Paul and I in terms of how we think through this and how we think through the people, how we recognize making the hard decisions early rather than delaying them. There's always the temptation to delay hard decisions. You guys do the hard decisions first. That's critical. You've got to have the right people really leading it. I think we've really got the right person with Tom and all the people that are working with him.

And I think the other is that we're doing, and a mistake I remember that we made with the CG&E - PSI merger is we didn't put the financial systems together fast enough. And I think one of the things that we're doing here is we're doing that, and I think that is really at the end of the day what makes the difference.

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Julie Dill - Duke Energy Corporation - VP Investor and Shareholder Relations

 Okay, I am afraid that we are going to have to call this to an end. So I would like to thank you all very much for, number one, braving Ophelia and coming to Charlotte. Thank you so much. Thanks to our speakers. Please, if you haven't already done so, fill out the little surveys, buses are downstairs on the College Street side, and please travel safely back home. Thank you very much.

                                     * * *

                          Forward-Looking Statements

         This document includes statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and restructuring transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the transaction may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies' expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke and Cinergy are set forth in their respective filings with the Securities and Exchange Commission ("SEC"), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                  Additional Information and Where to Find It

         In connection with the proposed transaction, a registration statement of Duke Energy Holding Corp. (Registration No. 333-126318), which includes a preliminary joint proxy statement of Duke and Cinergy, and other materials have been filed with the SEC and are publicly available. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS WHEN IT BECOMES AVAILABLE AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DUKE, CINERGY, DUKE ENERGY HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the joint proxy statement-prospectus as well as other filed documents containing information about Duke and Cinergy at http://www.sec.gov, the SEC's website. Free copies of Duke's SEC filings are also available on Duke's website at www.duke-energy.com/investors, and free copies of Cinergy's SEC filings are also available on Cinergy's website at www.cinergy.com/investors.

                       Participants in the Solicitation

         Duke, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke's or Cinergy's stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.